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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-50538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2018 (MM/DD/YY) AND ENDING 10/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO NESBITT BURNS SECURITIES LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 First Canadian Place- 100 King Street West
(No. and Street)

Toronto (City) — Ontario, Canada (State) — M5X1A1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Chang +1 (416) 359-4591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

330 Bay Street, Suite 4600 (Address) — Toronto (City) — Ontario, Canada (State) — M5H2S5 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

DEC 27 2019

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO NESBITT BURNS SECURITIES LTD, as of October 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA L. ENG
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Mar 09, 2023

Stephanie Lake
Signature

CFO
Title

Anna L. Eng
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Nesbitt Burns Securities Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nesbitt Burns Securities Ltd. (the "Company") as of October 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BMO NESBITT BURNS SECURITIES LTD.

(A Wholly-Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

October 31, 2019

Assets

Cash	$	356,374
Securities owned, at fair value		4,986,596
Receivable from clearing broker-dealer		786,581
Deposit with Financial Industry Regulatory Authority		2,459
Current tax asset		4,804
Deferred tax asset		131
Total assets	$	6,136,945

Liabilities and Shareholder's Equity

Liabilities:		
Payable to affiliates	$	532,479
Accrued compensation and related benefits		98,148
Accounts payable and accrued expenses		21,983
Total liabilities	$	652,610
Stockholder's equity:		
Common stock, no par value, 100 issued and outstanding	$	1,000,000
Additional paid-in capital		1,000,000
Retained earnings		3,484,335
Total stockholder's equity		5,484,335
Total liabilities and stockholder's equity	$	6,136,945

See accompanying notes to statement of financial condition.

BMO NESBITT BURNS SECURITIES LTD.
(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Table of Contents

NESBITT BURNS SECURITIES LTD.

(A Wholly Owned Subsidiary of BMO Nesbitt Burns Inc.)

Statement of Financial Condition

October 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto, ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Nesbitt Burns Securities Ltd.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nesbitt Burns Securities Ltd. (the "Company") as of October 31, 2019, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2002.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

December 19, 2019
Toronto, Canada

(1) Organization and Description of Business

BMO Nesbitt Burns Securities Ltd. (the "Company") was incorporated under the Canada Business Corporations Act on September 23, 1997. In the United States of America, the Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is investment advisory and commission fees for services provided to U.S. resident clients. The Company clears transactions executed on U.S. exchanges on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to SEC Rule 15c3-3(k)(2)(ii).

The Company is a wholly-owned subsidiary of BMO Nesbitt Burns Inc. (the "Parent"), a Canadian-owned investment dealer. The Parent is wholly-owned by BMO Nesbitt Burns Holdings Corporation, which is ultimately controlled by Bank of Montreal (the "Bank"). The Parent is a member of the Investment Industry Regulatory Organization of Canada and a participant on all major Canadian stock exchanges. The Company is located in Toronto, Canada.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Translation of Foreign Currencies

We conduct business in both Canadian and United States currencies. Monetary assets and liabilities are translated into United States dollars at the exchanges rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated into United States dollars at historical rates. Foreign currency differences, if any, arising on translation are recorded in the Statement of Operations, other income. Revenue and expenses denominated in foreign currencies are translated using average exchange rate for the year.

(d) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(Continued)

(e) Securities owned, at fair value

Securities owned, at fair value consist of United States Treasury Bills recorded at fair value with any unrealized gains and losses resulting from subsequent measurement of the fair value of the securities included in other income in the Statement of Operations. Purchase premiums and discounts are recognized in other income using the interest method over the terms to maturity of the securities.

(f) Income Taxes

FASB ASC Topic 740, "Income Taxes", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carry forwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(g) Securities Transactions

Securities transactions are recorded on a settlement date basis.

(h) Recently issued accounting standards

The FASB issued Accounting Standards Update ("ASU) 2014-09, "Revenue from Contracts with Customers (Topic 606)," in May 2014, which was subsequently clarified by the issuance of additional revenue-related ASUs. These ASUs introduce a new revenue recognition model for contracts with customers that focuses on the manner in which an entity transfers goods and services to the customer. The amount of revenue to be recognized is equal to the consideration to which an entity expects to be entitled for goods and services provided. These ASUs also provide clarification on how an entity is to determine whether it is principal in a contract with a customer, and should therefore report revenue from that contract on a gross basis, or whether the entity is acting as an agent in a contract with a customer and should report revenue on a net basis. The Company adopted this guidance as of

(Continued)

November 1, 2018. The adoption of this guidance did not have a significant impact on the Company's financial position or results of operations.

The FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" in June 2016. This ASU requires an entity to present financial assets measured at amortized cost at the net amount expected to be collected, by recognizing an allowance that represents an entity's current estimate of expected credit losses. An entity must consider current events and reasonable and supportable forecasts when estimating expected credit losses. This guidance is effective for the Company as of November 1, 2020. The Company is evaluating the impact of this ASU on its financial position and results of operations.

The FASB issued ASU 2018 -13, "Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements" in August 2018. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including the consideration of costs and benefits. The ASU removes the following disclosure requirements from Topic 820:

1. The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy.

2. The policy for timing of transfers between levels;

3. The valuation processes for Level 3 fair value measurements. This ASU is effective for the Company as of November 1, 2020. The adoption of this guidance is not expected to impact the Company's financial position or results of operations.

(3) Fair Value Measurements

FASB ASC 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(Continued)

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

As of October 31, 2019, the categorization of the Company's securities owned, at fair value within the fair value hierarchy, is as follows:

	Level 1	Level 2	Level 3
Securities owned, at fair value	$ 4,986,596	---	---
	$ 4,986,596	---	---

Determination of Fair Value

Securities owned, at fair value are recorded at fair value based on prevailing market prices for securities. Cash, receivable from clearing broker-dealer, payable to affiliates, accrued compensation and related benefits and accounts payable and accrued expenses are recorded at amounts that approximate fair value due to their highly liquid nature and short term maturity.

(4) Income Taxes

For Canadian tax purposes, the Company files its federal and provincial tax returns separately. The Company files its Canadian federal and provincial tax returns using its functional currency (USD).

(5) Related-Party Transactions

The Company maintains its cash balances at the Bank. As of October 31, 2019, the cash balance was $356,374. The Company incurred $88 of bank-related service costs.

Payable to affiliates relates to the net of intercompany services paid by the Parent on behalf of the Company and revenues collected by the Parent on behalf of the Company. As at October 31, 2019, the balance was $532,479.

(Continued)

(6) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearing agreement ("the Agreement"). The Company and the Clearing Broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(7) Receivable from Clearing Broker-Dealer

Amounts receivable from clearing broker-dealer at October 31, 2019, consist of the following:

	Receivable
Fees and commissions receivable	$686,581
Deposit with clearing broker-dealer	100,000
	$786,581

(8) Deposit with Clearing Broker

In accordance with the Agreement with the Clearing Broker, the Company introduces clients to the Clearing Broker, to be dealt with and carried on the books of the Clearing Broker, in accordance with SEC rules. Accordingly, the Company does not carry or hold customers' cash or securities.

The Clearing Broker performs certain securities trading, clearing and settling and recordkeeping services as agent for and on behalf of the Company. The Clearing Broker performs its services for a flat fee per trade, subject to certain additional charges. Interest relating to client accounts is also split according to the Agreement. The Company is responsible for any losses or bad debts incurred by the Clearing Broker and is required to lodge a cash deposit with the Clearing Broker. As of October 31, 2019, $100,000 of cash was deposited with the Clearing Broker.

(Continued)

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2019, the Company's net capital of $5,470,968 was in excess of the minimum requirement by $5,220,968.

(10) Subsequent Events

The Company performed an evaluation of subsequent events through December 19, 2019, which is the date the financial statements were issued, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of October 31, 2019.